                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                               NATIONSRENT, INC.
                         ------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   638588 10 3
                         ------------------------------
                                 (CUSIP Number)

                          Stephen K. Roddenberry, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                      One S.E. Third Ave., Miami, FL 33131

                            TEL. NO. (305) 374-5600
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 AUGUST 2, 2000
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: _

                         (Continued on following pages)

                              (Page 1 of 23 Pages)

-------------------------------------------------------------------------------
CUSIP NO.  638588 10 3                13D                  PAGE 2  OF 23 PAGES
-------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KIRK HOLDINGS LIMITED PARTNERSHIP, A NEVADA LIMITED PARTNERSHIP
----------- -------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
    2                                                                 (b) [X]
----------- -------------------------------------------------------------------
            SEC USE ONLY
    3
----------- -------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
----------- -------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
    5
----------- -------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            NEVADA
----------- -------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
          NUMBER OF                      - 0 -
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
------------------------------ --------- --------------------------------------
                                         SHARED VOTING POWER
                                  8
                                         25,901,312(1)
------------------------------ --------- --------------------------------------
                                         SOLE DISPOSITIVE POWER
                                  9
                                         11,999,265
------------------------------ --------- --------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         - 0 -
----------- -------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            11,999,265(1)
----------- -------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES* [X]
    12
----------- -------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            21%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            PN
----------- -------------------------------------------------------------------
(1) The Reporting Persons may be deemed to be members of a group that beneficially owns 25,901,312 shares of Common Stock representing approximately 44% of the outstanding shares of Common Stock pursuant to voting agreements described in the Introduction and in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreements.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP NO.  638588 10 3                13D                  PAGE 2  OF 23 PAGES
-------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KIRK HOLDINGS, INC., A NEVADA CORPORATION
----------- --------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                   (a) [ ]
                                                                        (b) [X]
----------- --------------------------------------------------------------------
            SEC USE ONLY
    3
----------- --------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
----------- --------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e) [ ]
    5
----------- --------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            NEVADA
----------- --------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
          NUMBER OF                      - 0 -
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
------------------------------ --------- ---------------------------------------
                                         SHARED VOTING POWER
                                  8
                                         25,901,312(1)
------------------------------ --------- ---------------------------------------
                                         SOLE DISPOSITIVE POWER
                                  9
                                         11,999,265
------------------------------ --------- ---------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         - 0 -
------------------------------ --------- ---------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            11,999,265 (1)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES* [X]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            21%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            CO
----------- --------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO.  638588 10 3                13D                  PAGE 4  OF 23 PAGES
-------------------------------------------------------------------------------

(1) The Reporting Persons may be deemed to be members of a group that beneficially owns 25,901,312 shares of Common Stock representing approximately 44% of the outstanding shares of Common Stock pursuant to voting agreements described in the Introduction and in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreements.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP NO.  638588 10 3                13D                  PAGE 5  OF 23 PAGES
-------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            JAMES L. KIRK
----------- -------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
    2                                                                 (b) [X]
----------- -------------------------------------------------------------------
            SEC USE ONLY
    3
----------- -------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
----------- -------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
    5
----------- -------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            UNITED STATES OF AMERICA
----------- -------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
          NUMBER OF                      - 0 -
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
------------------------------ --------- --------------------------------------
                                         SHARED VOTING POWER
                                  8
                                         25,901,312(1)
------------------------------ --------- --------------------------------------
                                         SOLE DISPOSITIVE POWER
                                  9
                                         12,199,265
------------------------------ --------- --------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         - 0 -
------------------------------ --------- --------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            12,199,265 (1)
----------- -------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES* [X]
    12
----------- -------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            21%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IN
----------- -------------------------------------------------------------------
(1) The Reporting Persons may be deemed to be members of a group that beneficially owns 25,901,312 shares of Common Stock representing approximately 44% of the outstanding shares of Common Stock pursuant to voting agreements described in the Introduction and in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreements.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.  638588 10 3                13D                  PAGE 6  OF 23 PAGES
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            H. FAMILY INVESTMENTS, INC.
----------- --------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
    2                                                                 (b) [X]
----------- --------------------------------------------------------------------
            SEC USE ONLY
    3
----------- --------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
----------- --------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e) [ ]
    5
----------- --------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            FLORIDA
----------- --------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
          NUMBER OF                      - 0 -
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
------------------------------ --------- ---------------------------------------
                                         SHARED VOTING POWER
                                  8
                                         25,901,312(1)
------------------------------ --------- ---------------------------------------
                                         SOLE DISPOSITIVE POWER
                                  9
                                         12,000,000
------------------------------ --------- ---------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         - 0 -
------------------------------ --------- ---------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            12,000,000 (1)
----------- --------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES* [X]
    12
----------- --------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            21%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            CO
----------- --------------------------------------------------------------------
(1) The Reporting Persons may be deemed to be members of a group that beneficially owns 25,901,312 shares of Common Stock representing approximately 44% of the outstanding shares of Common Stock pursuant to voting agreements described in the Introduction and in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreements.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.  638588 10 3                13D                  PAGE 7  OF 23 PAGES
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            H. WAYNE HUIZENGA, JR.
----------- --------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
    2                                                                 (b) [X]
----------- --------------------------------------------------------------------
            SEC USE ONLY
    3
----------- --------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
----------- --------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e) [ ]
    5
----------- --------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            UNITED STATES OF AMERICA
----------- --------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
          NUMBER OF                      - 0 -
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
------------------------------ --------- ---------------------------------------
                                         SHARED VOTING POWER
                                  8
                                         25,901,312(1)
------------------------------ --------- ---------------------------------------
                                         SOLE DISPOSITIVE POWER
                                  9
                                         12,000,000
------------------------------ --------- ---------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         - 0 -
------------------------------ --------- ---------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            12,000,000 (1)
----------- --------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES* [X]
    12
----------- --------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            21%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IN
----------- --------------------------------------------------------------------
(1) The Reporting Persons may be deemed to be members of a group that beneficially owns 25,901,312 shares of Common Stock representing approximately 44% of the outstanding shares of Common Stock pursuant to voting agreements described in the Introduction and in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreements.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.  638588 10 3                13D                  PAGE 8  OF 23 PAGES
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            HUIZENGA INVESTMENTS LIMITED PARTNERSHIP
----------- --------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
    2                                                                 (b) [X]
----------- --------------------------------------------------------------------
            SEC USE ONLY
    3
----------- --------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
----------- --------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e) [ ]
    5
----------- --------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            NEVADA
----------- --------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
          NUMBER OF                      - 0 -
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
------------------------------ --------- ---------------------------------------
                                         SHARED VOTING POWER
                                  8
                                         25,901,312(1)
------------------------------ --------- ---------------------------------------
                                         SOLE DISPOSITIVE POWER
                                  9
                                         1,632,047
------------------------------ --------- ---------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         - 0 -
------------------------------ --------- ---------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,632,047 (1)
----------- --------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES* [X]
    12
----------- --------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            CO
----------- --------------------------------------------------------------------
(1) The Reporting Persons may be deemed to be members of a group that beneficially owns 25,901,312 shares of Common Stock representing approximately 44% of the outstanding shares of Common Stock pursuant to voting agreements described in the Introduction and in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreements.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.  638588 10 3                13D                  PAGE 9  OF 23 PAGES
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            HUIZENGA INVESTMENTS, INC.
----------- --------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
    2                                                                 (b) [X]
----------- --------------------------------------------------------------------
            SEC USE ONLY
    3
----------- --------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
----------- --------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e) [ ]
    5
----------- --------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            NEVADA
----------- --------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
          NUMBER OF                      - 0 -
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
------------------------------ --------- ---------------------------------------
                                         SHARED VOTING POWER
                                  8
                                         25,901,312(1)
------------------------------ --------- ---------------------------------------
                                         SOLE DISPOSITIVE POWER
                                  9
                                         1,632,047
------------------------------ --------- ---------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         - 0 -
------------------------------ --------- ---------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,632,047 (1)
----------- --------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES* [X]
    12
----------- --------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            CO
----------- --------------------------------------------------------------------
(1) The Reporting Persons may be deemed to be members of a group that beneficially owns 25,901,312 shares of Common Stock representing approximately 44% of the outstanding shares of Common Stock pursuant to voting agreements described in the Introduction and in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreements.

--------------------------------------------------------------------------------
CUSIP NO.  638588 10 3                13D                  PAGE 10 OF 23 PAGES
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            H. WAYNE HUIZENGA
----------- --------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
    2                                                              (b) [X]
----------- --------------------------------------------------------------------
            SEC USE ONLY
    3
----------- --------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
----------- --------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e) [ ]
    5
----------- --------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            UNITED STATES OF AMERICA
----------- --------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
          NUMBER OF                      - 0 -
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
------------------------------ --------- ---------------------------------------
                                         SHARED VOTING POWER
                                  8
                                         25,901,312(1)
------------------------------ --------- ---------------------------------------
                                         SOLE DISPOSITIVE POWER
                                  9
                                         1,702,047
------------------------------ --------- ---------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         - 0 -
------------------------------ --------- ---------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,702,047 (1)
----------- --------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES* [X]
    12
----------- --------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IN
----------- --------------------------------------------------------------------
(1) The Reporting Persons may be deemed to be members of a group that beneficially owns 25,901,312 shares of Common Stock representing approximately 44% of the outstanding shares of Common Stock pursuant to voting agreements described in the Introduction and in Items 3 and 4 of this Statement. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock attributed to each of them pursuant to such voting agreements.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.  638588 10 3                13D                  PAGE 11 OF 23 PAGES
--------------------------------------------------------------------------------

         This Amendment No. 5 to Schedule 13D ("Amendment No.5") amends the Amendment No. 4 to Schedule 13D filed on August 31, 1999 by and on behalf of:
Kirk Holdings Limited Partnership, a Nevada limited partnership ("KHLP"), Kirk Holdings Inc., a Nevada corporation ("KHI") and James L. Kirk (collectively, the "Kirk Reporting Persons"); and H. Family Investments, Inc., a Florida corporation ("HFI"), and H. Wayne Huizenga, Jr. (collectively, the "HFI Reporting Persons") with respect to their ownership of NationsRent, Inc. (the "Company" or "Issuer") common stock, par value $.01 per shares (the "Common Stock"). Amendment No. 5 also serves as an initial Schedule 13D for Huizenga Investments Limited Partnership, a Nevada limited partnership ("HILP"), Huizenga Investments, Inc., a Nevada corporation ("HII") and H. Wayne Huizenga (collectively, the "Huizenga Reporting Persons") with respect to their ownership of Common Stock. As indicated in Item 3, the Kirk Reporting Persons, the HFI Reporting Persons, and the Huizenga Reporting Persons have formed a group (the "13D Group") for the purposes of the filing requirements of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The Kirk Reporting Persons, the HFI Reporting Persons and the Huizenga Reporting Persons are sometimes collectively hereinafter referred to as the "Reporting Persons."

ITEM 2. IDENTITY AND BACKGROUND.

         This Statement is being filed jointly by the Reporting Persons as a group pursuant to Rule 13d-1(K) (1) and (2).

         Mr. Kirk's business address is 450 East Las Olas Boulevard, Fort Lauderdale, Florida 33301 and the business address of KHLP and KHI is 3276 Cliff Sieler Court, Las Vegas, Nevada 89117. Mr. Kirk is Chairman of the Board and Chief Executive Officer of the Issuer. Mr. Kirk is also the sole shareholder, officer and director of KHI and the sole limited partner of KHLP in his capacity as trustee of the James L. Kirk Revocable Trust Agreement dated June 24, 1986, as amended. KHI's principal business is to serve as the sole general partner of KHLP. KHLP's principal business is to make, hold and manage certain of Mr. Kirk's investments in publicly-traded and other companies. Mr. Kirk is a citizen of the United States of America.

         Mr. Huizenga, Jr.'s business address is 450 East Las Olas Boulevard, Fort Lauderdale, Florida 33301 and the business address of HFI is the same. Mr. Huizenga, Jr. is the sole voting shareholder, an officer and the sole director of HFI. HFI's principal business is to make, hold and manage certain of Mr. Huizenga, Jr.'s investments in publicly-traded and other companies. Mr. Huizenga, Jr. is a citizen of the United States of America.

         Mr. Huizenga's business address is 450 East Las Olas Boulevard, Fort Lauderdale, Florida 33301 and the business address of HILP and HII is P.O. Box 50102, Henderson, Nevada 89016. Mr. Huizenga is a director of the Issuer. Mr. Huizenga is also the sole shareholder of HII and the sole limited partner of HILP. HII's principal business is to serve as the sole general partner of HILP. HILP's principal business is to make, hold and manage certain of Mr. Huizenga's investments in publicly-traded and other companies. Mr. Huizenga is a citizen of the United States of America.

         The names, address and principal occupations of each executive officer and director of HII, all of whom are United States citizens, are as follows:

  ------------------------- -------------------------- ------------------------------------ -----------------------------------
  NAME                      TITLE                      BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
  ------------------------- -------------------------- ------------------------------------ -----------------------------------
  Richard C. Rochon         President and Director     Huizenga Holdings, Inc.              President of Huizenga Holdings,
                                                       450 East Las Olas Blvd.              Inc.
                                                       Suite 1500
                                                       Ft. Lauderdale, FL 33301
  ------------------------- -------------------------- ------------------------------------ -----------------------------------
  Cris V. Branden           Treasurer, Vice President  Huizenga Holdings, Inc.              Vice President of Huizenga
                            and Director               450 East Las Olas Blvd.              Holdings, Inc.
                                                       Suite 1500
                                                       Ft. Lauderdale, FL 33301
  ------------------------- -------------------------- ------------------------------------ -----------------------------------
  William M. Pierce         Secretary                  Huizenga Holdings, Inc.              Vice President of Huizenga
                                                       450 East Las Olas Blvd.              Holdings, Inc.
                                                       Suite 1500
                                                       Ft. Lauderdale, FL 33301
  ------------------------- -------------------------- ------------------------------------ -----------------------------------
  Monte Miller              Director and Assistant     Huizenga Investments, Inc.           President of Nevada Holdings
                            Treasurer                  P.O. Box 50102                       Services Corp., a provider of
                                                       Henderson, NV  89106                 corporate services
  ------------------------- -------------------------- ------------------------------------ -----------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  638588 10 3                13D                  PAGE 12  OF 23 PAGES
--------------------------------------------------------------------------------

         None of the Reporting Persons has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
CUSIP NO.  638588 10 3                13D                  PAGE 13  OF 23 PAGES
--------------------------------------------------------------------------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS
         OR OTHER CONSIDERATION.

         This Amendment No. 5 is filed as a result of the execution of Voting Agreements (the "Voting Agreements"), dated as of August 2, 2000, by KHLP, HILP, and HFI. No payments are required to be made by the Reporting Persons in connection with the Voting Agreements.

         Pursuant to the Voting Agreements, the Reporting Persons may be deemed to be part of a "group" for purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), whose members collectively hold 25,901,312 shares of Common Stock representing approximately 44% of the outstanding shares of Common Stock as of August 2, 2000. Each Reporting Person disclaims its membership in such group and disclaims beneficial ownership of any shares of stock held by any party to the Voting Agreements (other than itself) or any other Reporting Person attributed to them by reason of the Voting Agreements. The filing of this Statement shall not be construed as an admission that the Reporting Persons are the beneficial owners of such shares or that the Reporting Persons constitute a group. Each Reporting Person is not responsible for the accuracy of any information filed in this Statement relating to any Reporting Person other than itself and its related persons or entities.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Voting Agreements were entered into in connection with the execution of the Preferred Stock Purchase Agreement, dated as of August 2, 2000 (the "Purchase Agreement"), by and among the Issuer, NR2 Holdings Limited, a Caymen Islands corporation, DB Capital Investors, L.P., a Delaware limited partnership, J.P.Morgan Capital Corporation, a Delaware corporation, and Sixty Wall Street Fund, L.P., a Delaware limited partnership (collectively the "Purchasers"). The Voting Agreements were entered into as an inducement and a condition to the Purchasers' entering into the Purchase Agreement.

         Pursuant to the Purchase Agreement, Purchasers agreed to purchase 100,000 shares of the Issuer's Series B Convertible Preferred Stock, par value $.01 per share, (the "Preferred Stock") for an aggregate purchase price of $100 million. Purchasers purchased 52,000 shares of Preferred Stock on August 2, 2000 for $52,000,000. Purchasers will purchase the remaining shares in a Second Closing (as defined in the Purchase Agreement) after certain conditions have been satisfied or waived, including approval of the Issuer's stockholders and other closing conditions.

         In connection with the Purchase Agreement, the Purchasers, Messrs. Kirk and Huizenga, and the Issuer also entered into a Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Purchasers are entitled to certain demand, and piggyback registration rights and tag-along rights with respect to the shares of Common Stock issuable upon conversion of the Preferred Stock.

         To effect the Purchase Agreement, each of the Reporting Persons has agreed, pursuant to the Voting Agreements, at any meeting of the stockholders of the Issuer, any adjournment or postponement thereof, or in connection with any written consent of the Issuer's stockholders in lieu of such a meeting, to vote (or cause to be voted) the shares of Common Stock owned or controlled by the Reporting Persons in favor of the sale of Preferred Stock to the Purchasers. The Reporting Persons have also granted irrevocable proxies to representatives of the Issuer to vote in favor of the sale of Preferred Stock to the Purchasers.

         The Voting Agreements terminate upon the earlier of (a) the termination of the Purchase Agreement in accordance with its terms or (b) the consummation of the Second Closing.

         Under the terms of the Voting Agreements, if a Reporting Person acquires the right to vote any additional shares of Common Stock, the Voting Agreement shall be applicable to such additional shares. The Voting Agreements also provide that if the Reporting Persons transfer any shares, they will obtain from the transferee and deliver to the Purchasers a Voting Agreement in the same form as the Voting Agreements signed by the Reporting Persons.

         The Reporting Persons intend to hold the Common Stock for investment purposes. Except as disclosed in this Statement, none of the Reporting Persons, or to their knowledge, any other person named in Item 2 above, have any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a) through 4(j) of Schedule 13D.

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CUSIP NO.  638588 10 3                13D                  PAGE 14  OF 23 PAGES
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) KHLP and KHI beneficially own 11,999,265 shares of Common Stock, and Mr. Kirk beneficially owns 12,199,265 shares of Common Stock (including 200,000 shares of Common Stock issuable upon the exercise of immediately exercisable options, which shares are subject to the Voting Agreements upon issuance, and the 11,999,265 shares beneficially owned by KHLP and KHI) representing approximately 21% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 58,352,704 shares of Common Stock issued and outstanding as of August 2, 2000 and with respect to Mr. Kirk, based upon 58,352,704 shares of Common Stock plus the 200,000 shares of Common Stock issuable upon the exercise of immediately exercisable options). Mr. Kirk, KHLP and KHI have the sole power to vote and dispose of each of the 11,999,265 shares of Common Stock which they beneficially own. Also, Mr. Kirk has the sole power to vote and dispose of the 200,000 shares of Common Stock issuable upon the exercise of immediately exercisable options he beneficially owns in addition to the 11,999,265 shares he beneficially owns with KHLP and KHI.

         Mr. Huizenga, Jr. and HFI beneficially own 12,000,000 shares of Common Stock, representing approximately 21% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 58,352,704 shares of Common Stock issued and outstanding as of August 2, 2000). Each of Mr. Huizenga Jr. and HFI have the sole power to vote and dispose of each of the 12,000,000 shares of Common Stock which they beneficially own.

         HILP and HII beneficially own 1,632,047 shares of Common Stock and Mr. Huizenga beneficially owns 1,702,047 shares of Common Stock (including 70,000 shares of Common Stock issuable upon the exercise of immediately exercisable options which shares are subject to the Voting Agreements upon issuance), representing approximately 3% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 58,352,704 shares of Common Stock issued and outstanding as of August 2, 2000 plus the 70,000 shares of Common Stock issuable upon the exercise of immediately exercisable options). Each of Mr. Huizenga, HILP and HII have the sole power to vote and dispose of each of the 1,632,047 shares of Common Stock which they beneficially own. Also, Mr. Huizenga has the sole power to vote and dispose of the 70,0000 shares of Common Stock issuable upon the exercise of immediately exercisable options he beneficially owns in addition to the 1,632,047 shares he beneficially owns with HILP AND HII.

         This Amendment No. 5 is filed on behalf of the Reporting Persons and is not filed on behalf of the Purchasers.

         (c) 62,500 shares of Common Stock underlying options issued to Mr. Kirk became exercisable whithin 60 days. Except for the transactions described herein, there have been no other transactions in any securities of the Issuer affected by the Reporting Persons during the past 60 days or since the most recent filing on Schedule 13D, whichever is less.

         (d) To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

         (e) Paragraph (e) of Item 5 is not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

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CUSIP NO.  638588 10 3                13D                  PAGE 15  OF 23 PAGES
--------------------------------------------------------------------------------


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 1 - Joint Filing Agreement, dated August 11, 2000, by and among the Reporting Persons.

         Exhibit 2 - Voting Agreements, dated as of August 2, 2000, by each of the Reporting Persons.

         Exhibit 3 - Registration Rights Agreement dated August 2, 2000, by and among the Issuer, the Purchasers, Messrs. Kirk and Huizenga and other security holders. (Incorporated by reference to the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 filed with the SEC on August 11, 2000.)

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CUSIP NO.  638588 10 3                13D                  PAGE 16  OF 23 PAGES
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               Kirk Holdings Limited Partnership

                               By:  Kirk Holdings, Inc., as general partner

                               By: /s/ James L. Kirk
                               ---------------------------------------------
                               James L. Kirk
                               President, Treasurer and Secretary

  Dated: August 14, 2000

--------------------------------------------------------------------------------
CUSIP NO.  638588 10 3                13D                  PAGE 17  OF 23 PAGES
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Kirk Holdings, Inc.

                                             By: /s/ James L. Kirk
                                             ----------------------------------
                                             James L. Kirk
                                             President, Treasurer and Secretary

  Dated: August 14, 2000

--------------------------------------------------------------------------------
CUSIP NO.  638588 10 3                13D                  PAGE 18  OF 23 PAGES
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     By: /s/ James L. Kirk
                                                        -----------------------
                                                        James L. Kirk

  Dated: August 14, 2000

--------------------------------------------------------------------------------
CUSIP NO.  638588 10 3                13D                  PAGE 19  OF 23 PAGES
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certificates that the information set forth in this statement is true, complete and correct.

                                              H. Family Investments, Inc.

                                              By: /s/ H. Wayne Huizenga, Jr.
                                                  -----------------------------
                                                   H. Wayne Huizenga, Jr.
                                                   President and Sole Director

  Dated: August 14, 2000

--------------------------------------------------------------------------------
CUSIP NO.  638588 10 3                13D                  PAGE 20  OF 23 PAGES
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certificates that the information set forth in this statement is true, complete and correct.

                                                 By: /s/ H. Wayne Huizenga, Jr.
                                                     --------------------------
                                                         H. Wayne Huizenga, Jr.

  Dated: August 14, 2000

--------------------------------------------------------------------------------
CUSIP NO.  638588 10 3                13D                  PAGE 21  OF 23 PAGES
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certificates that the information set forth in this statement is true, complete and correct.

                            Huizenga Investments Limited Partnership

                            By:  Huizenga Investments, Inc., as general partner

                             By: /s/ Cris V. Branden
                                 --------------------------------
                                 Cris V. Branden
                                 Treasurer

  Dated: August 14, 2000

--------------------------------------------------------------------------------
CUSIP NO.  638588 10 3                13D                  PAGE 22  OF 23 PAGES
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certificates that the information set forth in this statement is true, complete and correct.

                                                     Huizenga Investments, Inc.

                                                     By: /s/ Cris V. Branden
                                                         ----------------------
                                                         Cris V. Branden
                                                         Treasurer

  Dated: August 14, 2000

--------------------------------------------------------------------------------
CUSIP NO.  638588 10 3                13D                  PAGE 23  OF 23 PAGES
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certificates that the information set forth in this statement is true, complete and correct.

                                                    /s/ H. Wayne Huizenga
                                                    -------------------------
                                                        H. Wayne Huizenga

  Dated: August 14, 2000

--------------------------------------------------------------------------------
CUSIP NO.  638588 10 3                13D                  PAGE 24  OF 25 PAGES
--------------------------------------------------------------------------------

                                    EXHIBIT 1

                                    AGREEMENT

                     RESPECTING JOINT FILING OF SCHEDULE 13D

         The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D reporting each of the undersigned's ownership of shares of common stock of NationsRent, Inc., a Delaware corporation, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned. The undersigned are entering into this Joint Filing Agreement as a result of being parties to certain Voting Agreements dated as of August 2, 2000. In the event the Voting Agreements terminate, then this Joint Filing Agreement shall also terminate.

         IN WITNESS THEREOF this Agreement may be executed in one or more counterparts, each of which shall be deemed an original for all purposes and all of which together shall constitute one and the same Agreement, and this Agreement may be effected by a written facsimile signature of each party.

  Dated August 14, 2000

                                        KIRK HOLDINGS LIMITED PARTNERSHIP

                                        By:  KIRK HOLDINGS, INC.,
                                             as general partner

                                        By: /s/ James L. Kirk
                                           -------------------------------
                                        James L. Kirk, President,
                                        Treasurer and Secretary

                                        KIRK HOLDINGS, INC.

                                        By: /s/ James L. Kirk
                                           -------------------------------
                                        James L. Kirk, President, Treasurer
                                        and Secretary

                                        /s/ James L. Kirk
                                           -------------------------------
                                        James L. Kirk

                                        H. FAMILY INVESTMENTS, INC.

                                        By: /s/ H. Wayne Huizenga, Jr.
                                           -------------------------------
                                           H. Wayne Huizenga, Jr.
                                           President and Sole Director

                                       /s/ H. Wayne Huizenga, Jr.
                                           -------------------------------
                                           H. Wayne Huizenga, Jr.

--------------------------------------------------------------------------------
CUSIP NO.  638588 10 3                13D                  PAGE 25  OF 25 PAGES
--------------------------------------------------------------------------------


                                  HUIZENGA INVESTMENTS LIMITED PARTNERSHIP

                                  By:  HUIZENGA INVESTMENTS, INC.,
                                  as general partner

                                  By: /s/ Cris V. Branden
                                      -------------------------------
                                  Cris V. Branden, Treasurer

                                  HUIZENGA INVESTMENTS, INC.

                                  By: /s/ Cris V. Branden
                                      -------------------------------
                                      Cris V. Branden, Treasurer

                                  /s/ H. Wayne Huizenga
                                      -------------------------------
                                      H. Wayne Huizenga

                                                                       EXHIBIT 2
                           VOTING AGREEMENT AND PROXY

         For the purpose of inducing NR2 Holdings Limited, a company organized under the laws of the Cayman Islands, DB Capital Investors, L.P., a Delaware limited partnership, J.P. Morgan Capital Corporation, a Delaware corporation, Sixty Wall Street Fund, L.P., a Delaware limited partnership (together, the "Purchasers") and NationsRent, Inc., a Delaware corporation ("NRI"), to enter into a Preferred Stock Purchase Agreement (the "Purchase Agreement") among the Purchasers and NRI, pursuant to which NRI will agree to issue to the Purchasers, and the Purchasers will agree to purchase from NRI, subject to the conditions set forth therein, an aggregate of 100,000 shares of Series B Convertible Preferred Stock, par value $.01 per share, of NRI (the "Preferred Stock") for an aggregate purchase price of $100 million, the undersigned stockholder of NRI:

         1) hereby agrees that, at any meeting of NRI's stockholders called for the purpose of acting upon approval of the transaction contemplated by the Purchase Agreement (the "Transaction"), and at any adjournment or postponement thereof, or in connection with any written consent of NRI's stockholders in lieu of such a meeting, the undersigned will vote all shares of capital stock of NRI owned or controlled by the undersigned, whether now owned or controlled or hereafter acquired or controlled (the "Shares"), in favor of (i) approval of the Transaction, (ii) approval of the issuance of Common Stock of NRI ("Common Stock") upon conversion of the Preferred Stock and (iii) approval of the issuance of Common Stock or securities convertible into or exercisable for Common Stock to the holders of the Preferred Stock or their transferees upon exercise of their preemptive rights; and

         2) hereby appoints Gene J. Ostrow and Joseph H. Izhakoff, and each of them, as the proxy of the undersigned, each with full power of substitution, and with NRI also having full power of substitution, to vote all of the Shares on behalf of the undersigned at any meeting of stockholders of NRI called for the purpose of acting upon the Transaction, and at any adjournment or postponement thereof, with the same force and effect as such vote would have if the undersigned were personally present at such meeting, in accordance with paragraph (a) above.

                           This proxy, being coupled with an interest, is
                  irrevocable. The undersigned agrees that in connection with any transfer of any of the Shares by the undersigned, it will obtain from the transferee and deliver to the Purchasers an executed Voting Agreement and Proxy in the form hereof. The undersigned acknowledges that NRI has agreed not to permit any such transfer unless the undersigned has complied with the foregoing requirements. This Agreement shall terminate and the proxy granted hereby shall expire upon the earlier of (a) termination of the Purchase Agreement in accordance with its terms or (b) the consummation of the Second Closing (as defined in the Purchase Agreement).

         IN WITNESS WHEREOF, the undersigned has executed this Voting Agreement and Proxy as of this 2nd day of August, 2000.

                                Kirk Holdings Limited Partnership

                                By: Kirk Holdings, Inc., as general partner

                                By: /s/ James L. Kirk
                                   ----------------------------------------
                                        James L. Kirk
                                        President, Treasurer and Secretary

                           VOTING AGREEMENT AND PROXY

         For the purpose of inducing NR2 Holdings Limited, a company organized under the laws of the Cayman Islands, DB Capital Investors, L.P., a Delaware limited partnership and J.P. Morgan Capital Corporation, a Delaware corporation (together, the "Purchasers") and NationsRent, Inc., a Delaware corporation ("NRI") to enter into a Preferred Stock Purchase Agreement (the "Purchase Agreement") among the Purchasers and NRI, pursuant to which NRI will agree to issue to the Purchasers, and the Purchasers will agree to purchase from NRI, subject to the conditions set forth therein, an aggregate of 100,000 shares of Series B Convertible Preferred Stock, par value $.01 per share, of NRI (the "Preferred Stock") for an aggregate purchase price of $100 million, the undersigned stockholder of NRI:

         1) hereby agrees that, at any meeting of NRI's stockholders called for the purpose of acting upon approval of the transaction contemplated by the Purchase Agreement (the "Transaction"), and at any adjournment or postponement thereof, or in connection with any written consent of NRI's stockholders in lieu of such a meeting, the undersigned will vote all shares of capital stock of NRI owned or controlled by the undersigned, whether now owned or controlled or hereafter acquired or controlled (the "Shares"), in favor of (i) approval of the Transaction, (ii) approval of the issuance of Common Stock of NRI ("Common Stock") upon conversion of the Preferred Stock and (iii) approval of the issuance of Common Stock or securities convertible into or exercisable for Common Stock to the holders of the Preferred Stock or their transferees upon exercise of their preemptive rights; and

         2) hereby appoints Gene J. Ostrow and Joseph H. Izhakoff and each of them, as the proxy of the undersigned, each with full power of substitution, and with NRI also having full power of substitution, to vote all of the Shares on behalf of the undersigned at any meeting of stockholders of NRI called for the purpose of acting upon the Transaction, and at any adjournment or postponement thereof, with the same force and effect as such vote would have if the undersigned were personally present at such meeting, in accordance with paragraph (a) above.

                           This proxy, being coupled with an interest, is
                  irrevocable. The undersigned agrees that in connection with any transfer of any of the Shares by the undersigned, it will obtain from the transferee and deliver to the Purchasers an executed Voting Agreement and Proxy in the form hereof. The undersigned acknowledges that NRI has agreed not to permit any such transfer unless the undersigned has complied with the foregoing requirements. This Agreement shall terminate and the proxy granted hereby shall expire upon the earlier of (a) termination of the Purchase Agreement in accordance with its terms or (b) the consummation of the Second Closing (as defined in the Purchase Agreement).

         IN WITNESS WHEREOF, the undersigned has executed this instrument as of this 2nd day of August, 2000.

                                                 H. Family Investments, Inc.,


                                                 By: /s/ Cris V. Branden
                                                     ------------------------
                                                      Name: Cris V. Branden
                                                      Title:  Vice President

                           VOTING AGREEMENT AND PROXY

         For the purpose of inducing NR2 Holdings Limited, a company organized under the laws of the Cayman Islands, DB Capital Investors, L.P., a Delaware limited partnership and J.P. Morgan Capital Corporation, a Delaware corporation (together, the "Purchasers") and NationsRent, Inc., a Delaware corporation ("NRI") to enter into a Preferred Stock Purchase Agreement (the "Purchase Agreement") among the Purchasers and NRI, pursuant to which NRI will agree to issue to the Purchasers, and the Purchasers will agree to purchase from NRI, subject to the conditions set forth therein, an aggregate of 100,000 shares of Series B Convertible Preferred Stock, par value $.01 per share, of NRI (the "Preferred Stock") for an aggregate purchase price of $100 million, the undersigned stockholder of NRI:

         1) hereby agrees that, at any meeting of NRI's stockholders called for the purpose of acting upon approval of the transaction contemplated by the Purchase Agreement (the "Transaction"), and at any adjournment or postponement thereof, or in connection with any written consent of NRI's stockholders in lieu of such a meeting, the undersigned will vote all shares of capital stock of NRI owned or controlled by the undersigned, whether now owned or controlled or hereafter acquired or controlled (the "Shares"), in favor of (i) approval of the Transaction, (ii) approval of the issuance of Common Stock of NRI ("Common Stock") upon conversion of the Preferred Stock and (iii) approval of the issuance of Common Stock or securities convertible into or exercisable for Common Stock to the holders of the Preferred Stock or their transferees upon exercise of their preemptive rights; and

         2) hereby appoints Sean Madden, Simon Moore, Jon Matteson and Gene J. Ostrow and Joseph H. Izhakoff and each of them, as the proxy of the undersigned, each with full power of substitution, and with NRI also having full power of substitution, to vote all of the Shares on behalf of the undersigned at any meeting of stockholders of NRI called for the purpose of acting upon the Transaction, and at any adjournment or postponement thereof, with the same force and effect as such vote would have if the undersigned were personally present at such meeting, in accordance with paragraph (a) above.

                           This proxy, being coupled with an interest, is
                  irrevocable. The undersigned agrees that in connection with any transfer of any of the Shares by the undersigned, it will obtain from the transferee and deliver to the Purchasers an executed Voting Agreement and Proxy in the form hereof. The undersigned acknowledges that NRI has agreed not to permit any such transfer unless the undersigned has complied with the foregoing requirements. This Agreement shall terminate and the proxy granted hereby shall expire upon the earlier of (a) termination of the Purchase Agreement in accordance with its terms or (b) the consummation of the Second Closing (as defined in the Purchase Agreement).

         IN WITNESS WHEREOF, the undersigned has executed this instrument as of this 2nd day of August, 2000.

                                        Huizenga Investments Limited Partnership

                                        By:   Huizenga Investments, Inc., as
                                              general partner

                                        By: /s/ Cris V. Branden
                                            -----------------------------------
                                           Name: Cris V. Branden
                                           Title: Treasurer